

Mail Stop 7010

September 18, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Gary H. Schlatter
Chief Executive Officer
Oralabs Holding Corp.
18685 East Plaza Drive
Parker, CO 80134

> **Re:** **Oralabs Holding Corp.**
> **Schedule 13E-3**
> **Filed August 21, 2006**
> **File No. 000-23039**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 21, 2006**
> **File No. 000-23039**

Dear Mr. Schlatter:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Note that all defined terms used in this letter have the same meaning as in the proxy statement filed by Oralabs Holding Corporation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Refer to General Instruction F to Schedule 13E-3. Since you are incorporating by reference to the disclosure appearing in the proxy statement filed by Oralabs Holdings Corp. in connection with these transactions, the proxy statement should be included as an exhibit to the Schedule 13E-3.

2. Rule 13e-3 under the Exchange Act provides that each affiliate that is engaged in a going private transaction must file a Schedule 13E-3 and furnish all of the required disclosures. Please advise us as to why the PSHL Shareholders should not be deemed to be affiliates who are engaged in a going private transaction. In addition, we note that Mr. Schlatter's family trust will retain its shares of Oralabs after the transaction, that Oralabs Inc. will purchase shares in connection with the tax indemnification, and that the non-employee directors will also receive shares in connection with the transaction. Please tell us why the trust, Oralabs, Inc. and the non-employee directors are not also affiliates engaged in the transaction. Alternatively, include them as filing persons on the Schedule 13e-3 and revise your disclosures throughout the proxy statement accordingly. We may have additional comments upon review of your response.

3. See our comment above. Your analysis should also address whether PSHL itself should be included as a filer on the Schedule 13E-3. In this regard, we note that we believe that the control persons of PSHL should be added as filers, and that PSHL is a party to these transactions. Please revise or advise.

4. We note that you have based the filing fee on the 25,741,335 shares of common stock that will be issued to the PSHL stockholders. We also note that it appears that the going private transaction also includes the shares of common stock that you will redeem from Mr. Schlatter and the shares of common stock that will be purchased by Oralabs, Inc. Please revise accordingly. Please also comply with this comment on the cover page of the Schedule 14A.

Item 1. Summary Term Sheet, page 4

5. It appears that certain of the information required to be disclosed in this section appear in the sections of your proxy statement entitled "Questions and Answers About the Proposed Transactions" and "Summary." Please revise accordingly.

Item 16. Exhibits, page 9

6.   Please file the entire report(s) of Capitalink as an exhibit to the Schedule 13E-3. This would include all of the materials Capitalink provided to the board in connection with the fairness opinion, including any board books. We may have additional comments on your disclosure in the Schedule 14A once we have had an opportunity to review these materials.

Preliminary Proxy Statement on Schedule 14A

General

7.   We note that you incorporate your financial statements by reference into your proxy statement and intend to deliver them with your proxy statement. In this regard, we note the disclosure under "Where You Can Find More Information" on page 83. Please be advised that it does not appear that you are permitted to incorporate this information by reference. In this regard, we note that you are required to provide this information pursuant to Item 14 of Schedule 14A and that you do not appear eligible to incorporate by reference under paragraph (e) to Item 14 of Schedule 14A. Further, we note that paragraph (b) of Item 13 of Schedule 14A does not appear to be available to you because of the provisions of paragraph (c)(1) of Item 13 of Schedule 14A. Please revise throughout your proxy statement to remove all statements regarding incorporation by reference and disclose the incorporated information. In addition, please comply with this comment in the section entitled "Executive Compensation" on page 56.

8.   Please advise us as to the consideration you have given to registering the shares to be issued to the PSHL stockholders under the Securities Act. If you intend to proceed under an exemption from registration, please tell us the exemption you are relying upon and the facts that support your use of this exemption.

9.   Please update the historical and pro forma financial statements pursuant to Item 310(g) of Regulation S-B.

10.   Throughout the proxy statement, where you discuss the number of shares to be retained by current board members of the Company, present the figure as a percentage of the total outstanding shares after these transactions. Provide the same kind of disclosure for the shares to of the Company to be retained by the Schlatter Family Partnership.

11.   Please disclose the information required by paragraph (c)(1) of Item 14 of Schedule 14A. In responding to this comment, please note comment 5 above.

Summary Term Sheet, page 1

12. Items 1013 and 1014(a) of Regulation M-A require filing persons on a Schedule 13E-3 to state the purposes, alternatives, reasons and effects of the going-private transaction and a belief as to the fairness of the going private transaction to your unaffiliated stockholders. The disclosure throughout your proxy statement only discusses these matters with respect to either the "stock exchange agreement" or the "proposed transactions." Please revise the disclosure throughout your proxy statement to provide the purposes, alternatives, reasons, and effects of the going private transaction, and the board of directors' and Mr. Schlatter's finding of the fairness of the going private transaction, not limited to either the stock exchange agreement or the proposed transactions.

13. We note that the information disclosed in this section is largely repeated in each of the "Questions and Answers about the Proposed Transaction" section on page 4 and "Summary" section on page 6. Please consolidate your disclosure in each of these sections to remove repetition and ensure that this section highlights the key aspects of the proposals. For purposes of eliminating the redundancies and grouping like information together, please view the sections as a single section. Please also combine this section and the "Summary" section. We also strongly suggest that you discuss only procedural questions with short, clear answers in the "Questions and Answers about the Proposed Transaction" section and place the material, substantive disclosure in this section.

14. Each filing person on the Schedule 13E-3 should state his or her determination as to the fairness of these transactions to unaffiliated shareholders in the Summary Term Sheet section. Your current disclosure addresses only the conclusion of the Board of Directors and the Special Committee. Please revise.

15. Summarize the federal tax consequences of these transactions on the Company and the participants.

16. Discuss the accounting treatment of these transactions, or explain why you do not believe this disclosure to be material in the context of these transactions. See Item 1004(a)(1)(xi) of Regulation M-A.

Special Factors, page 2

17. We note that you describe mostly the positive, but not the negative, aspects of the proposed transactions with respect to unaffiliated stockholders. Please revise to provide a more balanced summary. In addition, we note that the disclosure in the first bullet point does not discuss the special factors, but rather refers readers

to the relevant section. Please revise to summarize the special factors disclosure.

18. We note the disclosure in the fourth bullet point and have the following comments:

   - Please disclose whether the members of your special committee are independent.

   - Please disclose that because of Mr. Schlatter's abstention, your board of directors was comprised of the same directors as your special committee.

19. We note the disclosure in the sixth bullet point. It appears that quorum and approval are assured because of the Mr. Schlatter's voting agreement. Please prominently disclose this fact.

20. We note the disclosure in the seventh bullet point. Please disclose why you believe you will meet all of the requirements for an initial listing on the Nasdaq Capital Market. In this regard, please discuss the initial listing requirements and explain why you will satisfy each requirement. If true, please disclose that it is likely that your common stock will be delisted.

21. We note the disclosure in the last bullet point. Please clarify that you will recirculate a new proxy statement and resolicit the vote if any material condition to the proposals is waived.

22. Please disclose whether dissenters will have a right of appraisal with respect to any of the proposed transactions. In this regard, we note your statement in the last bullet point that says that it is a condition to closing that the holders of no more than 75,000 shares exercise judicial appraisal rights. Elsewhere you suggest that dissenters have no appraisal rights. Please reconcile these disclosures.

23. Please disclose the cash and equity payments that will be made to the Belmont Capital Group under its consulting agreement with PSHL upon consummation of the proposed merger. Please also discuss the impact of the equity payments on your nonaffiliated stockholders. In this regard, we note that you discuss the dilution resulting from the share exchange, but not these equity payments.

Plans for OraLabs, Inc. after Closing of he Proposed Transactions, page 10

24. We note the disclosure here that Mr. Schlatter does not have any "definite material plans or proposals that would take place after the Closing" but that he

may consider "possibilities and alternatives" after the proposed transactions. We do not believe that Item 1006(c) of Regulation M-A requires the filer's plans to be definite as a prerequisite to disclosure; rather, any possible "plans, proposals or negotiations" relating to transactions of the type listed in Item 1006(c)(1)-(10) should be discussed in the proxy statement.

PSHL Business, page 10

25. Please disclose the information required by Items 101(b)(9) and 101(b)(11) of Regulation S-B.

26. Please review the disclosure throughout this section and ensure that you identify the source(s) for the industry and scientific data you provide. In this regard, we note that you make numerous factual statements concerning PSHL's operations, market share, and industry, but you do not always indicate the source supporting these assertions. In addition, please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. If you funded or were otherwise affiliated with any source that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public.

27. The description of PSHL's business is very technical and assumes that a reader is familiar with its industry and terminology. Please revise to describe PSHL's business more clearly. For example, please explain each of the following:

   - hard-rolled and cold-rolled steel;
   - specialty precision steel;
   - high, medium, and low carbon steel; and
   - acid wash steel.

   In addition, we note that you discuss the widths of PSHL's products and those of its competitors. Please explain the significance of width difference to your business and industry.

(2) Products, page 11

28. We note the disclosure in the third sentence of the second paragraph. Please disclose whether PSHL's new production facility has been completed.

(3) Raw Materials, page 12

29. We note the disclosure in the first sentence of the first paragraph and have the following comments:

- Please disclose the source(s) of the other 65% of the raw materials.

- Please disclose whether PSHL has an agreement with BaoSteel Group Corporation. If so, please disclose the material terms of this agreement.

- Please disclose whether PSHL is dependent on any of its suppliers, or whether its raw materials are readily available from other sources.

Competition, page 13

30. Please explain why PSHL is not in direct competition with the "local Chinese steel giants." In this regard, we note that it appears that one of its primary competitors is affiliated with BaoSteel Group Corporation.

Intellectual Property, page 13

31. Please explain the affiliation between PSHL and Shanghai Te'an-Yikai Bearing Co.

Risk Factors, page 16

32. Please add a risk factor discussing the risks associated with the fact that it may be difficult for stockholders to enforce judgments obtained in the United States against PSHL.

33. Please add a risk factor discussing PSHL's leveraged position. Please also add a risk factor discussing PSHL's annual debt obligations and the impact of a 1% increase in its interest rates on these obligations.

Executive Compensation, page 23

34. Please disclose the information required by Items 402(c), (d), (f), and (g) of Regulation S-B.

Summary Historical Financial Data for Oralabs, page 24

35. Please provide all of the summary financial statement disclosure required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges disclosure computed in a manner consistent with Item 503(d) of Regulation M-A, the book value per share, and the income per common share from operations.

PSHL's Management's Discussion and Analysis or Plan of Operation, page 26

36.   Under a separate-titled caption, please discuss in greater detail PSHL's plans with respect to its new production facilities, including the timetable and costs.

37.   Please discuss how PSHL has funded and will fund its new production facilities and other planned capital expenditures.

Caution Regarding Forward-Looking Information, page 26

38.   Please delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 are not available to your company at this time. Please refer to Section 27A(b)(1)(E) of the Securities Act and Section 21E(b)(1)(E) of the Exchange Act.

Liquidity and Capital Resources, page 30

39.   Please discuss PSHL's outstanding indebtedness, including the principal amount currently outstanding, the interest rate, the maturity date, and any other material terms. Please also discuss whether PSHL is subject to any restrictive covenants under the terms of its indebtedness and, if so, whether PSHL was in compliance with these covenants as of the most recent practicable date.

Special Factors, page 35

40.   Rule 13e-3(e)(1)(ii) requires that the Special Factors section appear near the front of the document. Please move this section forward so that it appears after your term sheet and summary information, but before the description of PSHL's business, results of operations and management.

Background of the Proposed Transactions, page 35

41.   Please specify the kind of proposed transaction that was considered by the independent committee in the spring/summer 2002.

42.   See our last comment. Disclose the material terms of any proposals or proposed transactions which the Company considered that are described in this section. Your expanded disclosure should include the form of the proposed transaction, as well as any other material terms proposed or agreed upon by the parties.

43.   Please discuss the extent of the due diligence that was conducted by the special committee versus its reliance on due diligence conducted by Mr. Schlatter, and

the board of directors' determination to proceed with negotiating an agreement with PSHL based on the diligence conducted by the special committee or Mr. Schlatter, as the case may be.

44. Please identify the legal and financial advisors for each of the special committee and the board of directors.

45. Identify the "representative of various companies in China" who contacted the non-employee directors in late 2003 and 2004. In addition, explain how such representative identified the Company and whether it performed any analyses regarding potential transactions.

46. Please discuss in reasonable detail the events that occurred between December 3, 2005 and January 9, 2006 that led to the signing of the letter of intent.

47. We note the disclosure in the third to last paragraph regarding the negotiations over the definitive agreement. Please discuss these negotiations in reasonable detail, including each significant issue and how it was resolved. For example, explain how you negotiated the percentage of shares to be delivered to PSHL stockholders. Discuss the negotiations concerning the fact that PSHL did not want the unaffiliated stockholders of your company to have a separate vote on the matter. Explain how the terms of the redemption and transfer of assets to Mr. Schlatter were determined.

Recommendation of the Special Committee and Board…, page 39

48. The disclosure throughout this section is conclusory. Please revise to describe in greater detail the benefits and detriments of the going private transaction and how each factor impacted the fairness determination. See Instructions 1 and 2 to Item 1013 of Regulation M-A. That is, rather than simply listing the factors considered by the Board and the Special Committee, explain how each factor was analyzed to reach a determination as to fairness. Please also comply with this comment under the heading "Benefits and Detriments of the Proposed Transactions to Oralabs' Nonaffiliated Shareholders" on page 41.

49. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are typically relevant to an assessment of fairness in a going private transaction. Although the structure of this transaction is unusual in the sense that shareholders of the Company are not being cashed out, the Special Committee and the Board's analysis of what unaffiliated shareholders will receive in these transaction is highly material. Therefore, expand this section to discuss how the Special Committee and or the Board considered these factors, or why they were not considered relevant in the context of this transaction. In addition, discuss any

other methods of valuation considered, and how they impacted the Committee's and the Board's analyses.

50. Refer to our last comment above. Please disclose the information required by Item 1014(a) of Regulation M-A as it applies to Mr. Schlatter and any additional filing persons added on the Schedule 13E-3. Please also disclose the information required by Item 1014(b) of Regulation M-A with respect to each filing person as well.

51. Here or in a separate section of the proxy statement, include the disclosure required by Item 1013 of Regulation M-A. Specifically, focus on the reasons for the structure of this transaction, and why alternative forms were apparently not considered. For example, did the parties consider a means of taking the Company private that would have provided the opportunity for unaffiliated shareholders to elect cash (such as an issuer tender offer)? What is the reason for undertaking this transaction at this time? Provide the relevant disclosure form the perspective of each filer on the Schedule 13E-3. In addition, we direct your attention to the disclosure required by Instruction 3 of Item 1013, with respect to the interest of affiliates in the transactions.

Oralabs Board of Directors, page 39

52. See our comments above. Please disclose the information required by the second sentence of Item 1014(a) of Regulation M-A.

53. It appears that your Board of Directors believes that the going private transaction is procedurally fair despite the conflicts of interest of the members of the special committee. Please explain how it made this determination in light of the fact its members were the same as that of the special committee.

54. See our last comment above. Discuss why each filer believes the proposed transaction to be procedurally fair, even in the absence of the procedural safeguards set forth in Item (c), (d), and (e) of Item 1014 of Regulation M-A.

55. We note that you plan to issue 300,000 shares to the members of your special committee. We also note that you intend to register these shares on Form S-8. Please discuss this plan under Proposal 3.

Opinion of Financial Advisor…, page 42

56. Under "Valuation Overview" or in another subsection discussing Capitalink's analysis of these proposed transactions, present the value of the "consideration"

        to be received by Oralab Holdings' shareholders as a result of their ownership of the assets of PSHL, as determined by the fairness advisor.

57. We note the disclosure in the second paragraph on page 43 that Capitalink does not believe that the increased authorized capital stock will impact the value of your company or its fairness opinion. Please disclose the reasons why.

58. We note the disclosure in third to last paragraph on page 46 that Capitalink did not consider the loss of liquidity or market value resulting from the delisting of the common stock. Please disclose how this impacted the fairness opinion.

59. Did Mr. Schlatter or any other filing person on the Schedule 13E-3 engage a financial advisor? If so, please provide the disclosure required by Item 1015 of Regulation M-A.

60. Under a separate-titled caption, please disclose the projections of the Company and PSHL that Capitalink used in preparing its fairness opinion. In addition, summarize the material assumptions underlying those projections.

Proposal 4. Approval of the Sale…, page 64

61. Please disclose the material terms of the sale. For example, how are the shares to be valued for purposes of the sale?

62. Please disclose the material terms of the indemnity obligation.

Proposal 7. Election of Directors, page 65

63. Please disclose the information required by paragraphs (d), (f), (g), and (h) of Item 7 of Schedule 14A.

Financial Statements

64. The disclosure in Note 3 to the 6/30/05 financial statements states that PHSL was exempted from any enterprise income tax obligations for the 2 years then ended. Commencing 7/1/05, the exemption has been reduced to 50%. Please add a footnote to the pro forma financial statements informing readers that future tax provisions are expected to differ materially from the historical tax provisions. See the guidance in Article 11-02(b)(4) of Regulation S-X.

65. Note 13 to the 3/31/06 financial statements states that a 100% tax holiday was granted for the year ended 6/30/06. Please reconcile this disclosure with the

disclosure in the 6/30/05 financial statements that says that the 100% tax
holiday was for the years ended 6/30/04 and for 6/30/05.

66. Please disclose in the filing why there are no deferred tax assets or liabilities
reflected in the financial statements. Presumably there are some transactions
which have been accounted for differently for tax purposes than for financial
statement purposes i.e. depreciation, loss accruals, NOL's, unearned revenue,
etc. Please see the corresponding disclosures required by SFAS 109.

67. We note the reclassification described in Note 8 to the 3/31/06 financial
statements. Please provide a detailed accounting analysis that clearly explains
the GAAP basis for capitalizing the $5,435,474 as construction in progress.
Describe the specific procedures management used to determine that all of the
cash advanced to Shanghai Tuorong was spent on costs that directly benefit
PHSL. Explain the business purpose for the significant, interest-free loans
granted to Shanghai Tuorong. Describe the reasons why Shanghai Tuorong has
been characterized as "a related company". Further, tell us when PHSL expects
to acquire Shanghai Tuorong. In this regard, please note the financial statement
requirements in Item 3109(c) of Regulation S-B.

Annex 2 - Opinion of Capitalink

68. In the description of the transactions, please revise paragraph (iii) to clarify, if
true, that the issuance of 100,000 shares will be to Oralabs, Inc., which will be
wholly owned by Mr. Schlatter. In addition, the last full paragraph on page 1
refers to paragraph i), which seems to be in error. Please revise.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in your filing to be certain that your filing includes all information required
under the Exchange Act and that they have provided all information investors require for
an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filing; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any other questions. You may also contact Christina Chalk, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3263.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Douglas B. Koff
       Koff, Corn & Berger, P.C.
       303 E. 17th Street, Suite 940
       Denver, CO 80203-1262